Filed by Granite Ridge Resources, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Granite Ridge Resources, Inc.

Commission File No. 333-264986

From the Dallas Business Journal: https://www.bizjournals.com/dallas/news/2022/05/25/grey-rock-spac-paul-ryan-griffin-perry.html

Behind the deal: Dallas-based Grey Rock’s $1.3B combo with Paul Ryan’s SPAC

May 25, 2022, 11:57am CDT Updated: May 25, 2022, 1:14pm CDT

Grey Rock Investment Partners is hitting the public markets through a $1.3-billion blank-check company deal, even as the SPAC boom has cooled off and volatile public markets.

The Dallas private equity firm’s co-founder, Griffin Perry, said Grey Rock is different from other special-purpose acquisition company prospects because of its niche focus and financial track record. Griffin is the son of former Texas Governor Rick Perry, who also served as Secretary of Energy from 2017 until 2019.

JAKE DEAN Griffin Perry founded Grey Rock Investment Partners in 2013 with Matt Miller and Kirk Lazarine.

The local company sits in the non-operated oil and gas space, partnering with operators across the United States. The combined entity will be based in Dallas and has a 2022 estimated EBITDA of about $425 million and a free cash flow of more than $240 million. Perry said the firm, which he founded in 2013 with Matt Miller and

Kirk Lazarine, began looking to monetize some of its assets last November and decided a SPAC would be the best option because of its certainty of entering the public market.

“We had successfully deployed a pretty significant amount of capital through the COVID downturn. As some of our funds were maturing, we looked at what was the best way to drive value for our investors,” Perry said. “The SPAC world is built for companies like ours that have free cash flow and strong EBITDA. What you saw in the SPAC market that got a negative perception is companies that were putting out guidance far beyond real clarity.”

The past two years have been banner years for SPAC deals, but as regulations have increased and the economy has shaken public markets, the go-public option has gone more tepid.

Grey Rock will combine with Executive Network Partnering Corporation (NYSE: ENPC), a SPAC backed by former Speaker of the U.S. House of Representatives Paul Ryan, to form Granite Ridge Resources Inc. Granite Ridge will continue Grey Rock’s investment thesis around non-operating interests and will acquire assets from three of the Dallas firm’s four funds in exchange for equity.

Grey Rock has raised four funds of about $50 million, $150 million, $250 million and $75 million, in order, Perry said. The firm has more than $525 million in committed capital under management and interests in more than 2,500 wells in the Midland, Delaware, Bakken, Eagle Ford, DJ and Haynesville plays.

Upon close, Luke Brandenberg, who will become Granite Ridge’s CEO, said going public provides a liquidity event to give more value to Grey Rock investors. He added that there isn’t much institutional competition in the public arena for non-operated oil and gas interests.

“By going public, it allows us to, instead of having a defined fund life that you’ll have with institutional partners, we have this perpetual vehicle that gives us a lot more flexibility, allows us to be more creative in the opportunities that we’re pursuing and even more long-term focused,” Brandenberg said.

Perry estimates the deal will close in late summer or early fall, depending on regulatory approval. The Securities and Exchange Commission has recently ramped up disclosure and procedural requirements for SPAC mergers. Perry said the company tried to implement enhanced reporting in its initial filing by only using estimates through the end of next year instead of several years in the future. Grey Rock also brought on an in-house general counsel last year, and Brandenberg said he thinks the company will hire more folks on the compliance side of the business.

Brandenberg added that while Grey Rock is a private entity, many institutional investors have certain reporting and transparency requirements that the firm has had to meet.

Post-close, Grey Rock will continue to exist as a private vehicle alongside Granite Ridge. Grey Rock will also continue to manage the assets it’s slated to transfer to Granite Ridge through a services agreement, as Brandenberg and incoming CFO Tyler Farquharson lead the company.

Perry said average deals are currently about $3.5 million, but the formation of Granite Ridge opens the entity up to deals around $50 million. As part of the deal, Grey Rock can continue to source and invest in assets, but Granite Ridge will have the opportunity to participate with up to 75% of the transaction allocated to the public company.

Perry added he thinks there’s a lack of capital in the oil and gas space as the U.S. looks to increase production to meet global demand. Brandenberg said he thinks the war in Ukraine has also made the country and investors more conscious of the need for energy security.

In July, the firm is moving offices to an 11,000-square-foot space at McKinney Avenue, and McCommas Boulevard from its current 4,500-square-foot lease at Cedar Springs Road and Gillespie Street to facilitate more hires and more room for current employees, Perry said.

ENPC, the blank-check company, was formed as a partnership between Ryan, businessman Alex Dunn and Solamere Capital, where Ryan is a partner. Brandenberg said ENPC won’t be largely involved in the operations of Granite Ridge post-close but said Ryan has offered to help with networking opportunities and connections. Ryan said in a prepared statement that Grey Rock brings great assets and a proper capital structure.

“As hydrocarbons continue to play an important role in the global energy mix, we are confident that Granite Ridge, led by a world-class team with deep operational, technical, and financial expertise, is a compelling opportunity for investors looking to participate in the energy space,” Ryan said in the statement.

The company is expected to be listed on the New York Stock Exchange under “GRNT.”

Catherine Leffert Staff Writer Dallas Business Journal